                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                   Reinsurance Group of America, Incorporated
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    759351109
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Gwenn L. Carr
                                  MetLife, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                  (212)578-2211
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 3, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                 CUSIP No. 759351109


 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MetLife, Inc.
               13-4075851
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

               Not Applicable

--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER

   SHARES                      327,600
               -----------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

  OWNED BY                     28,915,939
               -----------------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER

  REPORTING                    327,600
               -----------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                       28,915,939
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               29,243,539
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               58.7%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               HC
--------------------------------------------------------------------------------

-------------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                 CUSIP No. 759351109


 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Metropolitan Life Insurance Company
               13-5581829
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

               Not Applicable

--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER

   SHARES                      None
               -----------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

  OWNED BY                     28,915,939
               -----------------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER

  REPORTING                    None
               -----------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                       28,915,939
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               28,915,939
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               58.1%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               IC
--------------------------------------------------------------------------------

-------------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                 CUSIP No. 759351109


 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GenAmerica Financial Corporation
               43-1779470
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

               Not Applicable

--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER

   SHARES                      None
               -----------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

  OWNED BY                     24,131,250
               -----------------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER

  REPORTING                    None
               -----------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                       24,131,250
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               24,131,250
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               HC, CO
--------------------------------------------------------------------------------

-------------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                 CUSIP No. 759351109


 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General American Life Insurance Company
               43-0285930
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

               Not Applicable

--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER

   SHARES                      None
               -----------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

  OWNED BY                     24,131,250
               -----------------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER

  REPORTING                    None
               -----------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                       24,131,250
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               24,131,250
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               IC
--------------------------------------------------------------------------------

-------------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                 CUSIP No. 759351109


 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Equity Intermediary Company
               43-1727895
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

               Not Applicable

--------------------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER

   SHARES                      None
               -----------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

  OWNED BY                     24,131,250
               -----------------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER

  REPORTING                    None
               -----------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                       24,131,250
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               24,131,250
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

               HC,CO
--------------------------------------------------------------------------------

-------------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                CUSIP NO. 759351109

      This Statement amends the Schedule 13D Statement, as amended, of MetLife, Inc., Metropolitan Life Insurance Company, GenAmerica Financial Corporation, General American Life Insurance Company and Equity Intermediary Company (collectively, the "Filing Parties") in respect of the common stock of Reinsurance Group of America, Incorporated, as follows:

Item 3. Source and Amount of Funds or other Consideration.

      Item 3 is hereby amended by replacing the last paragraph thereof with the following:

      "If the Filing Parties purchase any of the additional Shares referred to in the second and penultimate paragraphs of Item 4 below, they will use working capital to pay the purchase price of the Shares."

Item 4. Purpose of Transaction.

      Item 4 is hereby amended by replacing the last paragraph thereof with the following:

       "On November 3, 2003, RGA announced that it plans to sell 10,500,000 Shares and has granted the underwriters in the offering an over-allotment option to purchase an additional 1,575,000 Shares. MLINC has indicated that certain of the Filing Parties are interested in purchasing in the offering Shares that have a total purchase price between $100 million and $150 million. At the last reported sale price on the New York Stock Exchange of $39.95 per Share on October 31, 2003, that purchase would represent between approximately 2,500,000 and 3,750,000 Shares.

      The Filing Parties continuously evaluate RGA's businesses and prospects, alternative investment opportunities and other factors deemed relevant in determining whether additional Shares will be acquired by any of the Filing Parties or whether any of the Filing Parties will dispose of Shares of RGA. At any time, depending on market conditions, the trading prices for Shares, the actions taken by the board of directors of RGA, alternative investment opportunities and the outlook for RGA, one or more of the Filing Parties may acquire additional Shares or may dispose of some or all of the Shares beneficially owned by such Filing Party, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed in this Item 4, none of the Filing Parties currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, the Filing Parties may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of RGA, or other third parties regarding such matters."

SCHEDULE 13D                                                CUSIP NO. 759351109

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2003

                              METLIFE, INC.


                              By:  /s/ Anthony J. Williamson
                                  ----------------------------
                              Name:     Anthony J. Williamson
                              Title:    Senior Vice-President and Treasurer

                              METROPOLITAN LIFE INSURANCE COMPANY


                              By: /s/ Anthony J. Williamson
                                  -------------------------
                              Name:     Anthony J. Williamson
                              Title:    Senior Vice-President and Treasurer

                              GENAMERICA FINANCIAL CORPORATION


                              By: /s/ Anthony J. Williamson
                                  -------------------------
                              Name:     Anthony J. Williamson
                              Title:    Vice-President and Treasurer

                              GENERAL AMERICAN LIFE INSURANCE COMPANY


                              By: /s/ Anthony J. Williamson
                                  -------------------------
                              Name:     Anthony J. Williamson
                              Title:    Vice-President and Treasurer

                              EQUITY INTERMEDIARY COMPANY


                              By: /s/ Anthony J. Williamson
                                  -------------------------
                              Name:     Anthony J. Williamson
                              Title:    Director, Vice-President and Treasurer